SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

The Trade Desk Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

88339J105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Williams, Jones & Associates, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 361,669

	6.	Shared Voting Power

	7.	Sole Dispositive Power 361,669

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 861,669

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.74%

12.	Type of Reporting Person IA

Item 1.
Item 1(a)		Name of Issuer: Trade Desk Inc.
Item 1(b)		Address of Issuer’s Principal Executive Offices: 42 N. Chestnut Street Ventura, CA 92656

Item 2.
2(a)		Name of Persons Filing: Williams, Jones & Associates, LLC *Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.
2(b)(c)		Address or Principal Business Office or, if none, Residence: 717 Fifth Avenue, 11th Floor New York, NY 10022
2(c)		Citizenship: Delaware limited liability company
2(d)		Title of Class of Securities: Class A Common Stock
2(e)		CUSIP No.: 88339J105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	a.	☐	Broker or dealer registered under section 15 of the Act;
	b.	☐	Bank as defined in section 3(a)(6) of the Act;
	c.	☐	Insurance company as defined in section 3(a)(19) of the Act;
	d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	e.	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	j.	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	k.	☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	a.	Amount beneficially owned: 361,669
	b.	Percent of class: 6.74%
	c.	Number of shares as to which such person has:
		i.	Sole power to vote or to direct the vote: 361,669
		ii.	Shared power to vote or to direct the vote:
		iii.	Sole power to dispose or to direct the disposition of: 361,669
		iv.	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of 5 Percent or Less of a Class.
N/A

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2017

By:	/s/ Jeff Schweon
Name:	Jeff Schweon
Title:	Partner

By:
Name:
Title:

By:
Name:
Title: